                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                   ----------


                       Donaldson, Lufkin & Jenrette, Inc.
                       ----------------------------------
                            (Name of Subject Company)

                                       AXA
                               AXA Financial, Inc.
                            -------------------------
                       (Name of Persons Filing Statement)


                         (Common Stock, $0.10 Par Value)
                         -------------------------------
                         (Title of Class of Securities)


                                   257661108
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                   ----------


                                ROBERT E. GARBER
                  Executive Vice President and General Counsel
                               AXA Financial, Inc.
                           1290 Avenue of the Americas
                            New York, New York 10104
                                 (212) 554-1234
                               -------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications
                   on behalf of the persons filing statement)



[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                  PRESS RELEASE




                                                        Paris, August 30th, 2000




             AXA FINANCIAL SELLS DONALDSON, LUFKIN & JENRETTE (DLJ)

           AXA STRENGTHENS ITS POSITION IN FINANCIAL PROTECTION IN THE
               US MARKET THROUGH AN OFFER TO BUY OUT THE MINORITY
                          SHAREHOLDING IN AXA FINANCIAL



Axa Financial sells DLJ
-----------------------

AXA Financial, which holds 71% of investment bank Donaldson, Lufkin & Jenrette
(DLJ), announces that an agreement has been reached with Credit Suisse Group on a proposal under which Credit Suisse Group would acquire DLJ.

The sale price of the disposal amounts to $ 90 for each DLJ share. AXA Financial will receive $ 8.1 billion (Euro 9.0 billion) : $ 5.7 billion (Euro 6.3 billion) in Credit Suisse Group shares and $ 2.4 billion (Euro 2.7 billion) in cash.

DLJ has had a strong track record during the past ten years, from which AXA Financial and AXA have benefited.

Given the evolution of its business, it appears today that the best way for DLJ to pursue its development is to partner with a large banking group, which has a major investment banking business, Credit Suisse Group.

The transaction will allow AXA to :
- focus AXA Financial on the core Group business - financial protection (insurance and asset management),
-        increase its financial flexibility.


AXA launches an offer to buy out of the minority interests in AXA Financial
---------------------------------------------------------------------------

AXA also announces that it has made an offer to acquire the minority shareholders' interests in its subsidiary AXA Financial, in which it holds today a 60.3% interest.



Under this proposal, the minority shareholders of AXA Financial would receive, for each AXA Financial common share, $ 32.10 in cash and 0.271 AXA American Depositary Share [(( ADS))], which corresponds to $ 53.50 per AXA Financial common share at the closing price of the AXA ADR on August 29th, 2000.

This offer is based on the successful completion of the sale of DLJ to Credit Suisse Group. It will be submitted to a special committee of independent directors of AXA Financial.

The acquisition of the minority interests in AXA Financial would allow the AXA Group to :

- increase the proportion of its earnings coming from the US life insurance and asset management,
-        develop synergies within the Group,
-        take full benefit of the future profits emerging from AXA Financial,
- be in a position to better seize external growth opportunities on the US market.

                                       * *
                                        *


     THIS PRESS RELEASE IS AVAILABLE ON THE AXA GROUP WEB SITE : WWW.AXA.COM



MEDIA RELATIONS :                         INVESTOR RELATIONS :

Christophe DUFRAUX : 33.1.40.75.46.74     Jad ARISS : 33.1.40.75.47.45
Emmanuelle ISNARD: 33.1.40.75.47.22       Marie-Flore BACHELIER : 33.1.40.75.49.45
                                          Anne-Karin DURANTE : 33.1.40.75.57.91

IMPORTANT LEGAL INFORMATION

This press release contains forward-looking statements. While these forward-looking statements represent our judgments and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the risk that AXA and AXA Financial will not enter into the proposed transaction or any other transaction; the costs related to this proposed transaction; the risk that anticipated synergies will not be obtained or not obtained within the time anticipated; and other key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission (the "SEC"). Neither AXA Financial nor AXA is under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

The structure of the proposed transaction between AXA and AXA Financial has not yet been agreed. If the agreed structure of the transaction requires the solicitation of proxies, AXA and AXA Financial will file a proxy statement/prospectus and other relevant documents concerning the business combination with the SEC. If the agreed structure of the proposed transaction involves a tender offer, then the complete details of AXA's registered exchange offer will be set forth in an exchange offer registration statement and other appropriate filings to be made with the SEC. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS, THE EXCHANGE OFFER REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If proxies are solicited from the AXA Financial stockholders, AXA Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of AXA Financial in favor of the merger. The directors and executive officers of AXA Financial include the following: Claude Bebear, Henri De Castries, Edward D. Miller, Michael Hegarty, John S. Chalsty, Francoise Colloc'h, Claus-Michel Dill, Joseph L. Dionne, Jean-Rene Fourtou, Donald J. Greene, Anthony J. Hamilton, John T. Hartley, John
H. F. Haskell, Jr., Nina Henderson, W. Edwin Jarmain, Didier Pineau-Valencienne, George J. Sella, Jr., Peter J. Tobin, Dave H. Williams, Stanley B. Tulin, Jose
S. Suquet and Robert E. Garber. Collectively, as of March 1, 2000, the directors and executive officers of AXA Financial may be deemed to beneficially own less than 1% of the outstanding shares of AXA Financial common stock. Security holders of AXA Financial may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when and if it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Investors will be able to obtain any documents filed with the SEC relating to a proxy solicitation free of charge at the SEC's website, www.sec.gov., and any documents (excluding exhibits) filed with the SEC relating to an exchange offer from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, Telephone: (202) 942-8090, Fax: (202) 628-9001, Email:
publicinfo@sec.gov. In addition, documents filed with the SEC by AXA will be available free of charge from the General Counsel, AXA, 21 Avenue Matignon, 75008 Paris, Telephone No.: 011-33-1-40-75-72-00. Documents filed with the SEC by AXA Financial will be available free of charge from Financial Communications, AXA Financial, Inc., 1290 Avenue of the Americas, New York, NY 10036, Telephone
No.: (212) 554-1234.

                                                                   News Release

                                                            AXA FINANCIAL, INC.
                                                                August 30, 2000

Media Contact:    Sheryl Thompson, AXA Financial
                  212-314-3730
                  Barbara Wilkoc, AXA Financial
                  212-314-3740
                  Christophe Dufraux, AXA
                  011.331.40.75.46.74

Investor Contact: Greg Wilcox, AXA Financial
                  212-314-4040
                  Bob Sullivan, AXA Financial
                  212-314-5462
                  Jad Ariss, AXA
                  011.331.40.75.47.45


           AXA Financial Announces Sale of DLJ to Credit Suisse Group


New York, NY -- AXA Financial (NYSE: AXF) today announced it had reached agreement to sell majority owned Donaldson, Lufkin & Jenrette, Inc. (NYSE: DLJ), its investment banking subsidiary, to Credit Suisse First Boston (CSFB), a subsidiary of Credit Suisse Group.

On a fully diluted basis, the transaction is valued at $13.4 billion or $90.00 per share and at 18.2x full year 2000 consensus earnings estimates. AXA Financial owns 70% or about 88.6 million shares of the primary outstanding shares of DLJ and will realize pre-tax proceeds of about $8 billion for a pre-tax gain approximating $6.2 billion. Under the terms of the transaction, public shareholders will receive $90 in cash for their shares. AXA Financial will receive approximately $2.4 billion in cash and $5.6 billion in Credit Suisse Group stock equivalent to $90 per share, based on an exchange rate and stock price as of the close of business on August 28.

The stock consideration equates to approximately an 8% ownership position in Credit Suisse Group on a fully diluted basis. Credit Suisse will repurchase $1.2 billion of stock from AXF at closing. Additionally, AXA Financial believes that its investment in one of the world's leading financial companies will have multiple sources of liquidity. For example, Credit Suisse annually repurchases substantial amounts of stock for its employment programs.

The transaction has been approved by the Boards of Directors of Credit Suisse Group, DLJ and AXA Financial and is expected to close in the fourth quarter subject to normal regulatory approvals.

"We have enjoyed a long and successful relationship with DLJ over the last 15 years," said Mr. Miller, President and CEO of AXA Financial, but we realize that DLJ needs a broader platform to continue to optimize its potential. This transaction creates a global powerhouse, capable of competing and winning against the top global investment banks. This transaction monetizes the significant return we have built up in DLJ while allowing DLJ to evolve to the next level.

"Finally, we believe this transaction provides us with additional capability to invest in our core businesses of distribution, asset gathering and asset management, a strategy which has produced significant success in recent years."

About AXA Financial (after the DLJ sale)

AXA Financial, Inc., with $496 billion in assets under management (giving effect to the pending acquisition of S.C. Bernstein), is one of the world 's premier financial services organizations through its strong brands: The Equitable Life Assurance Society, AXA Advisors, Equitable Distributors, Alliance Capital Management and the pending acquisition of Sanford C. Bernstein. AXA Financial is a member of the global AXA Group, which has operations in approximately 60 countries and has more than $900 billion in assets under management. For more information on AXA Financial, visit our Website at http://www.axa-financial.com.

IMPORTANT LEGAL INFORMATION
---------------------------

         This press release contains forward-looking statements. While these forward-looking statements represent our judgments and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include certain key factors that could adversely affect our businesses and financial performance contained in our past and future filings and reports with the Securities and Exchange Commission (the "SEC"). AXA Financial is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

WE URGE INVESTORS TO READ ANY FUTURE SOLICITATION/RECOMMENDATION STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

         Investors will be able to obtain any solicitation/recommendation statement and any other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by AXA Financial will be available free of charge from Financial Communications, AXA Financial, Inc., 1290 Avenue of the Americas, New York, NY 10036, Telephone No.: (212) 554-1234.